Exhibit 99.7

January 31, 2008	URA – TSX.V

Stirrup Creek, 2007 Exploration Program Summary

Letter of Intent Signed with Beijing, China Mining Company

Len Harris, President, wishes to announce the results of the 2007 diamond drilling program on the Company’s (85%-owned) Stirrup Creek property situated 95 km northwest of Lillooet, B.C.

A total of 1,775 meters were drilled in seven holes ranging from 165 meters to 334 meters in depth.

The objective of this program was to test for extensions to the high grade intervals encountered in the holes drilled in 2005 and in the holes that were drilled by Chevron Minerals in the late 1980’s. Also, the entire length of the holes from the 2007 campaign were assayed to test for a potential low grade, bulk-tonnage deposit. The results have not yet demonstrated a bulk tonnage target in the area that was drilled in 2007, but a few narrow, higher grade intercepts were encountered which are shown in the table, below.

Hole	From (m)	To (m)	Width (m)	Au (g/t)
1 “ “ 2 “ “ “ 3 4 “ “ 5 6 “ 7 “ “ “ “ “	200 215 294 140 151.5 255.7 289 184 155 191 291.5 137.5 42.5 48.5 95.5 100 104.5 110.5 218 233	202 218 295 141 152.5 257 290 185.5 159 192.5 293 139 45.5 49.5 97 101.5 106 112 219.5 236	2.0 3.0 1.0 1.0 1.0 1.3 1.0 1.5 4.0 1.5 1.5 1.5 3.0 1.0 1.5 1.5 1.5 1.5 1.5 3.0	0.67 1.66 1.54 1.49 2.34 1.18 2.60 2.47 0.59 1.05 4.87 1.75 0.92 3.12 1.32 1.10 1.08 1.09 2.75 1.21

Although some of these intervals contain reasonably good grades, they are not high enough or wide enough to suggest that a high grade underground target exists in this part of the property.

The zone that has been drilled so far is over an area 335 meters east-west by 260 meters north-south, or 8.7 hectares, located in the northwest portion of the property. The entire Stirrup Creek property covers 495 hectares, and only this portion has been explored in detail by the Company.

Subsequent to the drilling program completed last year, the Company has signed a Letter of Intent (LOI) with Beijing Nonferrous Metals Exploration and Construction Co. Ltd. (BNMEC) a mineral exploration company based in Beijing, China. The LOI allows BNMEC to reanalyse, study and reinterpret all data from the Stirrup Creek property. If BNMEC are encouraged by their findings, the plan would be to form a joint-venture with the Company to further explore the property.

In addition, the Company will reassess all available historical data with plans to conduct surface reconnaissance exploration on the rest of the property during 2008 to define future drill targets.

The contents of this press release were reviewed by John Nebocat, P.Eng., an independent consulting geologist and qualified person as defined by NI 43-101.

About Anglo Canadian Uranium Corp.

Anglo-Canadian Uranium is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:
“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com
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